Digi International
11001 Bren Road East
Minnetonka, MN 55343
Phone: 952-912-3444
Fax: 952-912-4998
March 9, 2010
Via EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Craig Wilson Senior Asst. Chief Accountant

Re:	Digi International Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 3, 2009 File No. 001-34033
Ladies and Gentlemen:
On behalf of Digi International Inc. (the “Company”), I am responding to the letter dated February 12, 2010, of Craig Wilson of the Division of Corporation Finance to Subramanian Krishnan, Senior Vice President, Chief Financial Officer and Treasurer of the Company, with respect to comments on the above-referenced filings. We again thank the Commission staff for the extension of our response period, as set forth in our correspondence dated February 23, 2010.
For ease of reference, I have included the staff’s comments, followed by the Company’s response.
The terms “Digi,” “we,” “our”, or “us” mean Digi International Inc. and all of the subsidiaries included in the consolidated financial statements unless the context indicates otherwise.
Form 10-K for the Fiscal Year Ended September 30, 2009
General
1.	You state on pages 15, 34, 64, and elsewhere that you operate in Latin America, the Middle East, and Africa, references generally understood to encompass Cuba, Iran, Syria, and Sudan. You also include Sudan in the list of countries included in the dropdown menu in the “Warranty Registration” section of your website. Cuba, Iran, Syria, and Sudan are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Cuba, Iran,

Securities and Exchange Commission
March 9, 2010

Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
Response:
Digi has no direct past, current, or anticipated contacts with the embargoed countries of Cuba, Iran, Syria, or Sudan, nor are any such contacts authorized. With reference to indirect arrangements, our distributor contracts require compliance with U.S. export laws, which prohibit activity with these countries. We have an export compliance program in place that we believe is effective in identifying and preventing any agreements or transactions from taking place with these countries. All sales orders are reviewed using a software program and matched to a denied parties list. Training has been provided to all applicable Digi personnel to ensure that these groups are educated on export compliance. Our employees have been instructed that in the event of an inquiry from one of the embargoed countries, we will indicate that we are prohibited from providing information under the U.S. export laws. Sudan has been removed from the dropdown menu in the “Warranty Registration” section of our website. This was an administrative oversight. No product has been sold into or warranty support provided to Sudan or the other embargoed countries. We have had no contact with the governments of Cuba, Iran, Syria, or Sudan, or entities controlled by those governments.
Item 1A. Risk Factors
“We depend on manufacturing relationships and on limited-source suppliers ... ,” page 18
2.	You disclose that you procure certain key components involved in producing your products from a sole supplier or a limited number of suppliers, and that “[a]ny extended interruption in the supply of any of the key components currently obtained from limited sources could disrupt [y]our operations and have a material adverse effect on [y]our customer relationships and profitability.” It is unclear from this risk factor and the related discussion in the Business section on page 12 the extent of your reliance on limited-source suppliers and the nature of the key components they provide for you. Please tell us in your response letter what percentage of your revenues is derived from the sale of products that involve key components that are available from only one or a limited number of suppliers. To the extent material to your business as a whole, disclose the nature of such key components, and ensure that you have provided a materially-complete description of your arrangements with such suppliers in Business. Please also file as exhibits any supplier contracts upon which your business is substantially dependent. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Response:
We continue to use multiple single-source and limited-source suppliers to procure products and component parts and the extended interruption in the supply of any of these products or key component parts might have a material adverse effect on our customer relationships and profitability. These are strategic relationships that we have chosen to put in place as they are advantageous to us. We perform rigorous ongoing reviews of these suppliers based upon various risk scores to minimize the risk of a disruption in supply and we have determined that our core product technology could be procured from multiple vendors if such an arrangement became necessary or advantageous to us. We have no individual single-source or limited-source supplier that provides a material amount of products or key component parts compared to our annual revenue. We consider these to be limited-source suppliers of our products and component parts and we have exclusivity agreements with these vendors due to volume-based purchases, which are more advantageous to us. We have determined that, if any one of these suppliers were unable to meet our future requirements for products and component parts in a timely fashion, then we would be able to procure like components from a different supplier to accommodate the product design, but there could be additional costs and delays in providing products to customers as indicated in the risk factor in the Form 10-K. Based upon this

Securities and Exchange Commission
March 9, 2010

information, it is not necessary to file additional exhibits with respect to Item 601(b)(10)(ii)(B) of Regulation S-K because the agreements discussed above are not “material contracts.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of operations, page 32
3.	Please describe for us in greater detail the reasons for, and amounts associated with, the changes (i.e. price and/or volume) in the product and customer mix that impacted Net Sales and Gross Profit, as disclosed on pages 32 and 34, respectively. In view of your identification of the effects of these known changes, it would appear your MD&A should provide analysis of the factors and reasons underlying the changes and discuss whether they will give rise to other material changes in the company’s future operations and liquidity. Please tell us why you have not provided such MD&A disclosure.
Response:
While we believe our disclosure satisfies the applicable requirements, we recognize the potential utility of enhanced disclosures in our MD&A regarding the reasons for, and amounts associated with, changes in product and customer mix that impact net sales and gross profit and will consider such disclosure in future filings. Because the more significant factors that impacted net sales and gross profit in fiscal 2009 related to our acquisitions, changes in product mix and foreign currency impacts, all of which we discussed in our Form 10-K, we did not provide specific disclosure related to pricing or customer mix, as those did not have a material impact on our operations. The balance of our revenue changes were all volume based.
Weakened economic conditions impacted product demand and resulted in substantial decreases in most of our product lines on a volume basis, except for the cellular, wireless communication adapters and chips and software product lines.
We acquired Sarian Systems, Ltd. (Sarian) in April 2008, Spectrum Design Solutions, Inc. (Spectrum) in August 2008 and the assets of MobiApps Holdings Private Limited (MobiApps) in June 2009. Each of these acquisitions complements a need within our cellular or wireless product lines. These acquisitions increased revenue in fiscal 2009 by $10.5 million, $3.8 million and $0.4 million, respectively, compared to fiscal 2008. Without the additional revenue from these acquisitions, net sales would have decreased $33.8 million, or 18.9%, for fiscal 2009 compared to fiscal 2008. Chips and software increased mainly due to a large last time buy sale that was executed in fiscal 2009. Fluctuation in foreign currency rates compared to the prior year’s rates in each case had an unfavorable impact on net sales of $5.9 million in fiscal 2009.
The majority of the gross margin decrease in fiscal 2009 compared to fiscal 2008 was due to the Sarian and Spectrum acquisitions and the growth in the cellular product lines. The decrease in gross margins due to the acquisition of Sarian included one large legacy customer of Sarian which generated lower than normal gross margins.
The gross margin also decreased due to an increase in the amortization of purchased and core technology due to the acquisitions of Sarian, Spectrum and MobiApps. Fluctuation in foreign currency rates compared to the prior year’s rates also had an unfavorable impact on gross margins of 0.5% in fiscal 2009.
Overall we see fluctuations in our business that are mainly volume and demand driven rather than fluctuations due to price. We maintain our value proposition when setting and negotiating pricing in the normal course of business

Securities and Exchange Commission
March 9, 2010

and we did not experience a material revenue decline due to pricing pressures and concluded that disclosure was not needed on pricing. If we begin to see price driven factors affecting our business, we will disclose this in the future.
Critical Accounting Policies and Estimates
Goodwill, page 43
4.	Please tell us how much your market capitalization plus an estimated control premium of 35% exceeded the carrying value of the reporting unit. If your reporting unit was at risk of failing “step one” of paragraph 350-20-35-4 of the FASB Accounting Standards Codification because the fair value of your reporting unit was not substantially in excess of its carrying value, please provide us the following information and provide this information in future filings:
•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Analysis of the degree of uncertainty associated with the your assumptions, and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Alternatively, if in your view your reporting unit is not at risk, we encourage you to disclose that fact in future filings.
Response:
As of the close of business on September 30, 2009, Digi’s stock price was $8.52. Based on the common shares outstanding at September 30, 2009 of 24,700,895, our market capitalization was $210 million, compared to a carrying value of $230 million. Including a control premium of 35 percent, the fair value of our reporting unit was $284 million and exceeded the carrying value of net assets by 24%. As this fair value exceeded the carrying value of net assets by a significant percentage, we determined that we were not at a level of risk that warranted additional disclosure of failing the step one test for recognition and measurement of an impairment loss described in paragraph 350-20-35-4 of the FASB Accounting Standards Codification.
We will provide enhanced disclosure in future periods of the fair value of our reporting unit compared to the carrying value if we believe the fair value does not substantially exceed the carrying value. Please refer also to our response to Comment 5. Alternatively, if we believe that the reporting unit is not at substantial risk of failing the step one test for recognition and measurement of an impairment loss, we will disclose this fact in future filings when a control premium is used to determine fair value.
5.	In addition, for the periods reported provide to us greater detail of the similarities you share with the companies used to determine your control premium over the past five years. Tell us what control premium percentage was used in conjunction with your reporting unit fair value determination as of June 30, 2008 and 2009. We note your disclosure that the estimated control premium was determined by a review of premiums paid for similar companies over the past five years; however there is no quantification of the percentages. Since this is a significant assumption, we would expect enhanced disclosure of the basis and assumptions used to select a particular control premium in future filings.

Securities and Exchange Commission
March 9, 2010

Response:
We perform our annual goodwill impairment assessments as of June 30 each year. During our annual impairment assessment performed as of June 30, 2008, the fair value of our reporting unit as indicated by our market capitalization was below the carrying value due to significant declines in our stock price during the year, primarily resulting from the effects of the overall broader economic situation at that time. We believe that the fair value of our reporting unit was undervalued based solely on our market capitalization, and therefore we engaged a reputable and independent national third party valuation firm to complete a control premium study which included a review of premiums paid for similar companies over the past five years. While we engaged a third party valuation firm to assist in determination of the control premium, we used our own industry knowledge in concluding on the control premium used to calculate fair value. We believe that the fair value including the impact of the control premium more accurately represented the fair value of our reporting unit as of June 30, 2008. This control premium study was updated as of June 30, 2009.
In order to compute the control premium, three methodologies were used, including (1) analyzing individual transactions within our industry, (2) analyzing industry-wide data, and (3) analyzing global transaction data. Individual transactions in the Communication Equipment and Computer & Peripherals industries were used to find transactions of target companies that operated in similar markets and shared similar operating characteristics with Digi. Transaction screening criteria included selection of transactions with the following characteristics:
•	At least 50 percent of a target company’s equity sought by an acquirer,

•	Target company considered operating (not in bankruptcy),

•	Target company had publicly traded stock outstanding at the transaction date, and

•	Transactions announced between June 30, 2006 and the valuation date.
In analyzing industry-wide data, transactions in three industries were identified that encompassed the products offered by Digi: Office Equipment and Computer Hardware, Communications, and Computer, Supplies and Services. Finally, control premiums were considered for both domestic and international transactions.
Using the data from the above analyses, an overall range of control premiums was identified as of the June 30, 2008 and 2009 valuation dates. Further analysis, which excluded the outlying percentages, resulted in a concluded range of control premiums of 20 percent to 30 percent as of June 30, 2008 and 25 percent to 35 percent as of June 30, 2009. The control premium percentages that were used in estimating the fair value of our reporting unit were 30 percent and 35 percent for the June 30, 2008 and 2009 annual goodwill impairment assessments, respectively. A review of historical control premiums paid indicated that control premiums were generally higher during economic downturns, when selling prices of target companies were likely undervalued, and acquirers were willing to pay higher control premiums. We concluded that the high end of the range of control premiums best represented the amount an investor would pay, over and above market capitalization, in order to obtain a controlling interest given the current economic conditions. If we had selected the low end of the range of control premiums, our fair value would still have exceeded our carrying value for purposes of the annual goodwill impairment assessment.
We will provide enhanced disclosure of the basis and assumptions used to select a particular control premium in future filings when applicable.

Securities and Exchange Commission
March 9, 2010

Income taxes, page 38
6.	The discussion of fiscal 2009 income tax benefits resulting from the reversal of income tax reserves and other discrete tax benefits does not appear to fully or separately describe and quantify these or other material effects upon your effective 2009 tax rate. We note, for example, the material amount of tax credits disclosed in Note 11 to the financial statements and the 2007 and 2008 tax return adjustments impacting 2009. The tax credits alone reduced the effective rate in fiscal 2009 by 28.9%. Please explain to us in greater detail the nature, amounts and timing of the credits, the reversal of income tax reserves and other discrete tax benefits, as well as the basis for each of their recognition in fiscal 2009.
Response:
Our relatively low levels of pre-tax results accentuated the impact of certain elements in our rate reconciliation which was expressed in percentage terms. As a result, we will address the Staff’s comments in both dollar and percentage terms. During fiscal 2009, we recorded $1.1 million in discrete tax benefits, which reduced our effective income tax rate by 27 percentage points. Of this, $0.6 million resulted from a reversal of income tax reserves associated with the statutory closing of a prior U.S. federal and state tax year and settlement of prior liabilities under amnesty programs, which reduced the effective income tax rate by 14.8 percentage points. We recorded an additional $0.5 million of discrete tax benefits, of which $0.4 million resulted from the retroactive extension of the research and development tax credit, reducing the effective income tax rate by 12.2 percentage points. The research and development credit expired as of December 31, 2007, limiting the research and development credit that we recorded for fiscal 2008 to expenditures incurred prior to that date. In October 2008, the credit was reinstated for expenditures incurred after December 31, 2007, allowing us to record a discrete tax benefit in fiscal 2009 for the research and development credit activity from January 1, 2008 to September 30, 2008. We recognize discrete tax items in the period that an event occurs or upon expiration of federal and state statutes.
Our fiscal 2009 effective tax rate also decreased by 2.4 percentage points, and reduced income tax expense by $0.1 million, as a result of activity pertaining solely to fiscal 2009.

Securities and Exchange Commission
March 9, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 5. Selected Balance Sheet Data, page 65
7.	Please provide analysis of the components of “other” in Accrued Expenses, or confirm that no item is in excess of 5% of total current liabilities for each balance sheet date. See Rule 5-02.20 of Regulation S-X.
Response:
In accordance with Regulation S-X, Rule 5-02.20, we have separately disclosed on the face of our Consolidated Balance Sheets as of September 30, 2009 and 2008 each of the items in excess of 5% of total current liabilities and we confirm that we have no items aggregated in “Other accrued expenses” in excess of 5% of total current liabilities at either balance sheet date.
Note 7. Fair Value Measurements, page 67
8.	We note that your certificates of deposit are classified within level 1 in the fair value hierarchy table. Please tell us how you concluded that this classification within the hierarchy, for certificates of deposit and other investment securities, is appropriate considering that level 1 inputs are quoted prices in active markets for identical assets. Please refer to paragraph 820-10-35-40 of the FASB Accounting Standards Codification.
Response:
After review, we believe that our certificates of deposit should be reported as using Level 2 inputs to determine fair value as our fair value is based on quoted prices for similar assets (rather than identical assets) in an active market. We will correct this prospectively in future filings since the correction would only reflect a change in classification within the fair value hierarchy and would not affect either the reported amounts in our consolidated financial statements, or the method of valuing those securities that is disclosed.
Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on December 8, 2009)
Compensation Determination Process, page 10
9.	Your disclosure indicates that you engage in benchmarking of base salaries, cash incentive opportunities and equity awards for your named executive officers against the compensation practices of your “peer group” companies and the larger group of public technology companies included in the Radford survey. As it appears that benchmarking is material to your compensation policies and decisions, please clarify how you target each material element of compensation and overall compensation, in each case if applicable, against the peer group and survey data. You should also disclose where actual awards or incentive opportunities for your named executive officers fall relative to the applicable target or range. In this regard, we note your statement that your executives’ base salaries are “generally below the median relative to comparable companies,” but that their cash incentive opportunities would result in total cash compensation “generally” above the median. Please provide a more specific description of these benchmarks. Please also clarify how the market data is considered in determining stock option awards. We note in this regard your general statement that the compensation committee “awards stock options based on the same principles of market comparisons of total compensation including long-term incentives combined with the remaining factors listed above.”

Securities and Exchange Commission
March 9, 2010

Response:
As indicated in our proxy disclosure, Digi measures Named Executive compensation against both a peer group of comparable companies and a larger group of public technology companies included in the Radford survey. We review each data set individually as well as a composite of the two. Percentile positions quoted in our disclosure and in this response are based on the market composite.
There are two primary benchmarks determined in this process:
     1) annual total cash compensation levels, consisting of base salary and annual cash incentive compensation, and
     2) long term incentive compensation levels, which are delivered in the form of stock options to our Named Executives.
Utilizing this data, we target the total cash compensation level of each Named Executive between the 50th and 75th percentile of the market benchmarks. Determination of the percentile target for each Named Executive is based on a number of factors, including:
•	Named Executive’s performance,

•	Qualifications and potential for development and performance in the future,

•	Strategic goal achievement, and

•	Current financial conditions and goals of the Company.
For the current fiscal year, all four of our Named Executives have total cash compensation targets roughly equivalent to the 75th percentile of the market benchmarks.
Digi does not set specific market percentile targets for base salary and annual cash incentive compensation for Named Executives. We instead set total compensation targets as described above and then determine the appropriate mix of base salary and incentive compensation. Our pay for performance philosophy results in total target cash compensation plans with a significant percentage tied to incentive based compensation. As a result, the Named Executives’ base salaries were roughly at the 25th percentile of market benchmarks on average in fiscal 2009. The market data suggest that this difference between our target total cash compensation market position and base salary market position is based on market practices of delivering a higher percentage of total cash compensation through base salaries than Digi has elected to do in current and previous years.
As annual incentive pay comprises a large portion of the total cash compensation target, the market percentile position of actual total cash compensation can vary greatly. Actual total cash compensation for Named Executives has averaged close to the 25th percentile of market actual total cash compensation in the past two years. This is a result of performance objectives not being met, or in the case of fiscal 2009, the incentive plan being cancelled for the majority of the year.
We target the size of our annual stock option awards for Named Executives to fall between the 25th and 75th percentile of market equity awards. The determination of the actual award size is based on a number of factors, including:
•	Named Executive’s past and expected performance,

•	Retention goals for the Named Executive, and

•	The strategic impact of the Named Executive’s position.

Securities and Exchange Commission
March 9, 2010

Actual stock option awards for Named Executives have ranged between the 25th and 65th percentile of market in the past two years. In the current fiscal year, the average of all awards to the four Named Executives was roughly equivalent to the market median. In the prior fiscal year, the average of all awards to our four Named Executives was roughly equivalent to the market 60th percentile.
Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A filed on December 8, 2009)
Related Person Transaction Approval Policy, page 26
10.	Please confirm that the company had no related person transactions since the beginning of its fiscal 2009 required to be disclosed pursuant to Item 404(a) of Regulation S-K. Consider adding a statement to such effect, if applicable, in future filings.
Response:
Digi had no related person transactions since the beginning of fiscal 2009 that were required to be disclosed pursuant to Item 404(a) of Regulation S-K. In the Index of our Form 10-K, we listed Item 13, Certain Relationships and Related Transactions and Director Independence, and incorporated this item by reference to our proxy statement, filed on December 8, 2009. In our proxy, under Election of Directors — Director Independence, we disclosed a relationship between Digi and Spansion Inc., the company for which one of our directors is employed. During fiscal 2009, we purchased components through independent third party distributors from Spansion Inc. in the ordinary course of business in an amount that was less than the disclosure threshold identified in Item 404(a) of Regulation S-K. We do not consider this related party relationship to be material, and therefore, did not disclose this in our Form 10-K. However, we will add a statement noting that we have no related party transactions required to be disclosed, if applicable, in future filings.
Item 15. Exhibits, Financial Statement Schedules
Schedule II — Valuation and Qualifying Accounts, page 89
11.	We note that you maintain a valuation account for inventory reserves. Tell us how you considered the guidance in SAB Topic 5BB, which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.
Response:
When reviewing inventory costing and value, we specifically follow the guidance in SAB Topic 5BB to determine the basis of our inventory and the lower of cost or market. Where there is specific evidence that the utility of goods will be less than cost, this change in value is recognized as a loss in the current period. Once the new cost basis is established, the value is not increased with any changes in circumstances that would indicate an increase after the re-measurement.

Securities and Exchange Commission
March 9, 2010

Upon review, we have determined that the Valuation account — inventory reserves is not a valuation account and should not be presented in Schedule II in the Report on Form 10-K. We will correct this prospectively and exclude this information in future filings since this only reflects a change in presentation and does not affect our accounting policy disclosures or the amounts reported in our consolidated financial statements.
* * * * *
In responding to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 952-912-3444 if the Commission staff has any questions or concerns regarding this response.

By:	/s/ Subramanian Krishnan
Subramanian Krishnan
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David Edgar, Staff Accountant, Securities and Exchange Commission
Mark Shuman, Branch Chief-Legal, Securities and Exchange Commission
Katherine Wray, Attorney-Advisor, Securities and Exchange Commission
Digi International Inc. Audit Committee
Joseph T. Dunsmore, President, Chief Executive Officer and Chairman
Jay Hare, PricewaterhouseCoopers LLP
James E. Nicholson, Faegre & Benson LLP